Exhibit (a)(1)(F)

Exchange Offer Expiration Reminder Notice

The purpose of this notice is to remind eligible employees that the offer to exchange certain stock options for new stock options (“Exchange Offer”) is scheduled to expire at 5:00 p.m., Pacific, on Thursday September 3, 2009. We currently have no plans to extend the expiration date. Only eligible employees with eligible stock options can participate in the Exchange Offer. Eligibility criteria are explained in the Offer to Exchange document previously provided to eligible employees. Eligible employees who do not make an election to surrender their eligible stock options by the deadline will continue to hold those stock options with their current strike prices and terms.

How to Participate:

Eligible employees can elect to participate or modify a previous election in the Exchange Offer by logging on to the Option Exchange Program Website at https://nanometrics.equitybenefits.com/. To log onto the website, eligible employees must enter the Log-in ID and Password that was provided on the email that was circulated at the commencement of the Exchange Offer on August 6, 2009.

Request New Log-in ID and/or Password; Ask Questions

Eligible employees who need a new Log-in ID and/or Password or have questions, should contact the SOS Customer Service Center at the number or email address below, available on Tuesdays and Thursdays between 10:00 a.m.-2:00 p.m., Pacific Time. The SOS Customer Service Center will be open for additional hours from 9:00 a.m. -5:00 p.m., Pacific Time, on the last two business days of the offer period. If you do not reach a live person, we anticipate that your email or call will be returned within three business days.

•	SOS Customer Service Center: (408) 754-4650

•	SOS Customer Service Center Email Address: nanometrics@sos-team.com

Deadline:

If eligible employees choose to participate in the Exchange Offer or modify a previous election(s), election(s) must be submitted online at the Option Exchange Program Website by 5:00 p.m., Pacific, on Thursday, September 3, 2009.